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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2007


                             AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F        Form 40-F    X
                                   ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                      Yes       No   X
                                          -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----





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                                 DOCUMENTS INDEX


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DOCUMENTS    DESCRIPTION
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
1. Press release dated January 3, 2007: AEterna Zentaris Completes Distribution of Remaining Shares of Atrium Biotechnologies Inc.
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                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release




         AETERNA ZENTARIS COMPLETES DISTRIBUTION OF REMAINING SHARES OF
                             ATRIUM BIOTECHNOLOGIES


        AETERNA ZENTARIS EMERGES AS A PURE PLAY BIOPHARMACEUTICAL COMPANY

QUEBEC CITY, QUEBEC (CANADA), JANUARY 3, 2007 -- AEterna Zentaris Inc. (TSX:
AEZ; NASDAQ: AEZS), a growing global biopharmaceutical company focused on endocrine therapy and oncology, announced that it has completed the special distribution in kind of all of the 11,052,996 subordinate voting shares of the capital of Atrium Biotechnologies Inc. (TSX: ATB) previously held by AEterna Zentaris by way of return of capital that was approved at the Company's special meeting of shareholders held on December 15, 2006.

Gilles Gagnon, AEterna Zentaris President and CEO commented, "Over the past year, not only did we successfully advance our pipeline to late-stage development, but we also set the stage to become a pure play biopharmaceutical company by spinning off Atrium. We are now extremely motivated and confident as we are more focused on building solid endocrinology and oncology franchises."

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.


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                                                         [AETERNA ZENTARIS LOGO]


Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability of AEterna Zentaris to complete the special distribution in the manner described herein, whether AEterna Zentaris will be able to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of AEterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

CONTACTS

Jenene Thomas
Senior Director, Investor Relations & Corporate Communications
(418) 655-6420 or (908) 996-3154
jenene.thomas@aeternazentaris.com
---------------------------------

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------



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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     AETERNA ZENTARIS INC.


DATE:  JANUARY 5, 2007               By:  /s/ Mario Paradis
                                        ----------------------------------------
                                        Mario Paradis
                                        Vice President, Finance & Administration
                                        and Corporate Secretary